

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2010

In-Young Chase
Vice President
MS Structured Asset Corp.
1585 Broadway, Second Floor
New York, NY 10036

  Re: MS Structured Saturns Series 2005-1
     Form 10-K for the fiscal year ended December 31, 2009
     Filed April 5, 2010
     File No. 001-32388

Dear Ms. Chase:

  We have completed our review of your filing and do not have any further comments at this time.

         Sincerely,

         Julie F. Rizzo
         Attorney-Advisor